May 10, 2005

Re:	CSG Systems International, Inc.
Post-Effective Amendment No. 3 to
Registration Statement on Form S-3
Filed April 29, 2005
File No. 333-117427

Barbara C. Jacobs
Assistant Director
Office of Computers and Online Services
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 4-6

Dear Ms. Jacobs:

          I am writing to you on behalf of CSG Systems International, Inc. (the “Company”), in connection with Post-Effective Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-3 (File No. 333-117427) filed on April 29, 2005, which was reviewed by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), to respond to the comment letter of the Staff dated May 6, 2005.

          For your convenience, we have set forth below each of the Staff’s comments in full and included our responses below it, using the same numbering and headings used in the Staff’s comment letter.

Form 10-K for the fiscal year ended December 31, 2004

Item 9A. Controls and Procedures

2005.05.10.1

1.	We note your disclosure that “there have been no significant changes in internal controls over financial reporting.” Please note that Item 308 of Regulation S-K requires the disclosure of “any” change in your internal controls that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal controls. In light of the foregoing, please supplementally advise us with respect to changes in your internal controls during the quarter ended December 31, 2004.

Response:

During the fourth quarter of 2004, the Company had no changes in internal control over financial reporting that materially affected, or were reasonably likely to materially affect, the Company’s internal control over financial reporting.

* * * * *

          In addition, pursuant to the Staff’s request, the Company acknowledges that:

    should the Commission or the Staff, acting pursuant to delegated authority, declare the Amendment No. 3 effective, it does not foreclose the Commission from taking any action with respect to the Amendment No. 3;

    the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Amendment No. 3 effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Amendment No. 3; and

    the Company may not assert the Staff comments and declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          If you have any questions related to the information contained herein, please do not hesitate to contact me at (402) 431-7574.

Very truly yours,

/s/ Randy R. Wiese
Randy R. Wiese
Senior Vice President and Chief
Accounting Officer

2005.05.10.2

cc:	Daniel Lee, Staff Attorney
Securities and Exchange Commission

Jeffrey Small
Albert Cua
Davis Polk & Wardwell

2005.05.10.3